Exhibit 99.136

i-80 Gold Announces the Results of its 2022 Meeting of Shareholders

Reno, Nevada, May 11, 2022 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce the results of its 2022 annual meeting of shareholders (the “Meeting”) held on May 10, 2022. At the Meeting, all director nominees listed in the Company's management information circular dated April 11, 2022 were elected as directors of the Company on a vote held by ballot. The results of the ballot were as follows:

Director	Vote Type	Number of Votes	Percentage of Votes
Ron Clayton	For	94,256,476	99.964%
	Withheld	33,726	0.036%
John Begeman	For	93,321,191	98.972%
	Withheld	969,011	1.028%
Ewan Downie	For	93,643,496	99.314%
	Withheld	646,706	0.686%
John Seaman	For	94,228,845	99.935%
	Withheld	61,357	0.065%
Eva Bellissimo	For	85,590,031	90.773%
	Withheld	8,700,171	9.227%
Greg Smith	For	86,212,568	91.433%
	Withheld	8,077,634	8.567%
Arthur Einav	For	93,563,975	99.230%
	Withheld	726,227	0.770%

In addition, shareholders approved the reappointment of Grant Thornton LLP, Chartered Professional Accountants as the Company’s auditors, and authorized the directors of the Company to fix their remuneration.

The formal report on voting results with respect to all matters voted upon at the Meeting will be filed on SEDAR at www.sedar.com.

For further information, please contact:

Ewan Downie - CEO

Matt Gili - President & COO

Matthew Gollat - EVP, Business & Corporate Development

Info@i80gold.com

www.i80gold.com

This Press Release contains certain information that may constitute “forward-looking information” under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements about strategic plans, including future operations, future work programs, capital expenditures, discovery and production of minerals, price of gold and currency exchange rates, mineral resource and mineral reserve estimates and corporate and technical objectives. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information, including the risks inherent to the mining industry, adverse economic and market developments and the risks identified in i-80’s annual information form under the heading “Risk Factors”. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. i-80 disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.